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Exhibit 99

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE
MID ANNOUNCES THE PASSAGE OF ALTERNATIVE GAMING
LEGISLATION IN PENNSYLVANIA IN CONNECTION WITH
MEC'S RACING OPERATIONS

July 5, 2004, Aurora, Ontario, Canada....MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") announced today that Magna Entertainment Corp. (NASDAQ: MECA; TSX: MEC.A) ("MEC"), a publicly traded subsidiary of MID, issued a press release reporting that the Pennsylvania Senate and House of Representatives have passed the Pennsylvania Gaming Act.

The legislation is expected to be signed by Governor Edward Rendell within the next week and become effective immediately at that time. It is contemplated that, over the coming months, the Commonwealth of Pennsylvania will continue to develop the associated regulations and will form the Pennsylvania Gaming Control Board to oversee the license application process and, ultimately, slot operations.

The legislation authorizes the granting of slot machine licenses to up to seven Category 1 licensed facilities (ie, racetracks) and up to five Category 2 licensed facilities (ie, non-tracks), along with limited licenses to up to two Category 3 licensed facilities (ie, resort hotels).

The legalization of alternative gaming at racetracks will have a significant positive impact on purses and on the Pennsylvania horse racing industry in general.

MEC wholly-owns and operates The Meadows, a standardbred racetrack located in Washington County in southwestern Pennsylvania. MEC intends to pursue The Meadows' application for a slot machine license in accordance with the requirements of the legislation and associated regulations without delay.

Company Profile

MID's principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties in North America and Europe. The Company also holds a controlling investment in MEC, a publicly traded company that is North America's leading owner-operator of horse racetracks, based on revenues, and among the world's leading providers, via simulcasting, of live horse racing content to the growing inter-track, off-track and account wagering markets. MID controls 96% of the votes attached to MEC's outstanding stock (59% equity stake).

Forward-Looking Statements

The contents of this press release contain statements which constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. Please refer to MID's prospectus dated August 18, 2003, for further discussion of these risks and uncertainties. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

For more information contact John Simonetti, Vice-President and Chief Financial Officer of MID, at (905) 726-7619.

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Exhibit 99